SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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October 26, 2020

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             RLX Technology Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, RLX Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements and selected financial information as of and for the period from January 2, 2018 (inception date) to December 31, 2018 and the year ended December 31, 2019. The Company has omitted from the Draft Registration Statement its unaudited interim consolidated financial statements and selected financial information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 as it reasonably expects that the omitted financial information will not be required at the time when the registration statement is publicly filed. Prior to the distribution of a preliminary prospectus, the Company will amend the registration statement to include all financial statements required by Regulation S-X at the date of the amendment.

*              *              *

If you have any question regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Charline Ni, partner at PricewaterhouseCoopers Zhong Tian LLP, by phone at +86 10 6533-2820 or via email at charline.j.ni@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Ying (Kate) Wang, Chief Executive Officer, RLX Technology Inc.
Charline Ni, Partner, PricewaterhouseCoopers Zhong Tian LLP
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Benjamin Su, Esq., Partner, Latham & Watkins LLP